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                                               1934 Act Registration No. 1-14418
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------
                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF NOVEMBER 2002
                               -------------------

                              SK TELECOM CO., LTD.
                 (Translation of registrant's name into English)



                                 99, Seorin-dong
                                    Jongro-gu
                                  Seoul, Korea
                    (Address of principal executive offices)
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     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                  Form 20-F [X]      Form 40-F [ ]


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                     Yes [ ]           No [X]


         (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):82-            .)

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         This report on Form 6-K shall be deemed to be incorporated by reference in the prospectuses included in Registration Statements on Form F-3 (File Nos. 333-91034 and 333-99073) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.



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         SK Telecom Co., Ltd. (the "Company") announced today that it has entered into an agreement (the "Agreement") with KT Corporation to exchange all of the common shares of KT Corporation currently owned by the Company (8,266,923 shares) for all of the common shares of the Company currently owned by KT Corporation (29,808,333 shares).

         While the structure of the transaction has not yet been finally determined, under the Agreement the Company will pay Won 334.5 billion to KT Corporation upon completion of the transaction due to the difference in the values of their respective share holdings.

         The Company and KT Corporation have agreed to negotiate the structure of the transaction in good faith and will seek to complete the transaction before January 15, 2003. The Agreement is effective from November 14, 2002 and terminates on January 15, 2003 unless extended by either party for an additional three months upon written notice by such party.

         The Agreement provides that if either party (i) fails to negotiate the transaction structure in good faith or to take all actions necessary to consummate the transaction in good faith or (ii) effects a share buyback, a disposition of treasury shares or any other similar action with the intent of interfering with the transaction, then such party will be required to pay the other party damages of Won 200 billion; provided that the Company may continue to effect share buybacks using bank trust funds established prior to the date of the Agreement.

         The Company plans to fund the transaction with internal cash and/or by incurring additional short-term debt.


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          SK Telecom Co., Ltd.




                                          By:     /s/  Sung Hae Cho
                                             ---------------------------------
                                              Name:  Sung Hae Cho
                                              Title:  Vice President


Date: November 15, 2002


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